August 21, 2018

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.

Registration Statement on Form N-2

Post-Effective Amendment No. 2

Filed July 20, 2018

File No. 333-217222

Dear Mr. O’Connor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on July 27, 2018, relating to Post-Effective Amendment No. 2 to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on July 20, 2018.

Simultaneously herewith, GECC has filed Post-Effective Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”).

Fees and Expenses, Pages 6-7

1. We note that GECC’s stockholders have approved the 150% asset coverage ratio test, permitting GECC to double the amount of its previously permitted leverage. Please supplement the “Fees and Expenses” table on page 6 of the Registration Statement to include estimates for such increased leverage.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 6 of the Amended Registration Statement.

2. Please confirm the hypothetical expense example on page 7 of the Registration Statement accurately reflects the total cumulative expenses that would be incurred, subject to the assumptions described therein.

RESPONSE: In response to the Staff’s comment, GECC has revised the hypothetical expense example on page 7 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

August 21, 2018

Selected Financial Data, Page 8

3. Please confirm whether the “Net Increase (Decrease) in Net Assets Resulting from Operations” under “Per Share Data” for the year ended December 31, 2017 in the “Selected Financial Data” table on page 8 of the Registration Statement was calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). If not, please provide a reconciliation for the non-GAAP financial measure.

RESPONSE: In response to the Staff’s comment, GECC confirms the “Net Increase (Decrease) in Net Assets Resulting from Operations” under “Per Share Data” for the year ended December 31, 2017 in the “Selected Financial Data” table on page 8 of the Registration Statement was calculated in accordance with GAAP.

Consolidated Financial Statements

Consolidated Statements of Assets and Liabilities, Page F-36

4. Please confirm that any amounts “Due from affiliates” listed in GECC’s Consolidated Statements of Assets and Liabilities will be cash-settled on a quarterly basis moving forward.

RESPONSE: In response to the Staff’s comment, GECC confirms that, moving forward, it will require cash-settlement of amounts “Due from affiliates” on a quarterly basis.

Consolidated Schedule of Investments, Pages F-40 – F-44

5. We note that GECC has an investment in the State Street Institutional Treasury Money Market Fund, as listed in GECC’s Consolidated Schedule of Investments. In future filings, please disclose the specific classes of shares held in any such multi-class funds.

RESPONSE: In response to the Staff’s comment, GECC notes that it will include such disclosure in filings of future financial statements.

Note 12 – Affiliated and Controlled Investments, Page F-69

6. Please revise the income test calculation and resubmit the detailed significant subsidiary test calculations, as set forth in Item 1-02(w) of Regulation S-X, for PE Facility Solutions, LLC.

RESPONSE: In response to the Staff’s comment, GECC has revised the income test calculation and resubmitted to the Staff the detailed significant subsidiary test calculations, as set forth in Item 1-02(w) of Regulation S-X, for PE Facility Solutions, LLC. GECC notes that, going forward, it will calculate the income test in this manner, as specified by the Division of Investment Management.

U.S. Securities and Exchange Commission

Division of Investment Management

August 21, 2018

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on July 27, 2018.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day